

Mail Stop 3010

April 7, 2010

Via U.S. Mail and Facsimile 419.247.2826

Mr. Scott A. Estes
Executive Vice President and Chief Financial Officer
Health Care REIT, Inc.
One SeaGate, Suite 1500
Toledo, OH 43604

> **Re:** **Health Care REIT, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-8923**

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 64

1.   Please tell us your basis for exclusion of Prepayment fees within your calculation of Funds from Operations ("FFO") for the fiscal year ended December 31, 2009.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 74

2.   We note that in connection with reclassifying Real property held for sale, you recognized impairment losses totaling approximately $25.2 million on properties where the carrying value had been greater than the properties' fair values less cost to sell. Please tell us what factors were prevalent during the fiscal year ended December 31, 2009, and not during prior fiscal years, that resulted in your recognition of impairment losses when these properties were reclassified to Real property held for sale.

5. Allowance for Losses on Loans Receivable, page 89

3.   We note that you recorded Charge-offs of $25.6 million during the fiscal year ended December 31, 2009. We note however that your allowance for loan losses was virtually unchanged since January 1, 2007. Please tell us what factors were prevalent in the fourth quarter of 2009 and not previously observed that caused you to charge off $25.6 million for the period.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief